Exhibit 99.1

Collective Mining Drills 40.5 Metres at 4.01 g/t Gold Equivalent and Discovers a High-Grade Vein System with Intercepts Including 0.8 Metres at 816 g/t Gold at Trap

TORONTO, Jan. 9, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce final assay results from the 2024 drill program at the Trap and Plutus targets. At the Trap Target ("Trap"), drilling has confirmed and expanded the high-grade area northwards within the Trap Main Zone (TMZ) and has discovered a new high-grade vein system in the south of the target area. At the Plutus Target ("Plutus"), reconnaissance drilling continued to cut shallow levels of a mineralized porphyry system. Trap and Plutus are located within the Company's multi-target Guayabales Project in Caldas, Colombia.

The Company currently has five drill rigs operating as part of its fully funded 60,000-metre drill program for 2025. Two additional rigs have been contracted with drilling anticipated to ensue in late January and February, respectively.

Ari Sussman, Executive Chairman commented: "Trap continues to demonstrate that there is a lot of metal in the system including the discovery of a new high-grade gold-rich vein system.  Detailed analysis of Trap suggests that both the TMZ and Blackjack zones should be drilled along strike to the northwest in 2025 as drilling strongly suggests that the metal bearing fluids intensify in this direction and could be pointing towards a mineralized porphyry feeder system. Drilling has just resumed, and we look forward to expanding Trap this year."

Highlights (see Table 1-2 and Figures 1-4)

Trap Target

     Trap Main Zone ("TMZ")

•	New diamond drill results from the TMZ continue to highlight continuity of mineralization over 700 metres of strike length (open), with mineralization beginning at surface and drilled to a maximum depth of 916 metres (open). Two distinct styles of overprinting mineralization have been outlined at Trap with porphyry related D veins intermixed with late-stage polymetallic veins systems. Highlight assay results for the TMZ are as follows:
•	Drillhole TRC-30 was steeply drilled from TPad2 to the south and intersected:
•	40.50 metres @ 4.01 g/t AuEq within 200.85 metres @ 1.06 g/t gold equivalent from 4.55 metres depth.

The hole was unfortunately lost while in strong mineralization due to a problem with the stability of the drill pad. As a result, future drilling is strongly warranted in this area.

•	Assay results from directional hole TRC28-D1, drilled to the southwest from TPad8, cut the projection of the TMZ in an area with no prior drilling with assay results as follows:
•	41.10 metres @ 2.13 g/t gold equivalent within 137.05 metres @ 1.16 g/t gold equivalent from 280.10 metres downhole.
•	The 2025 drill program at Trap will be focused on expanding the system to the northwest where recent reinterpretation of drill hole and surface geochemistry data strongly suggest a possible porphyry feeder source might exist in this direction.

     Blackjack Zone

•	Mother hole TRC-28D was drilled steeply to the southwest from TPad8 and successfully cut two mineralized intervals in the Blackjack Zone with assay results as follows:
•	21.35 metres @ 1.14 g/t gold equivalent from 39.10 metres
•	11.55 metres @ 3.89 g/t gold equivalent from 283.50 metres
•	Drill hole TRC-18 intersected the Blackjack zone from TPad4 and cut a broad intercept of mineralization as follows:
•	48.15 metres @ 1.25 g/t gold equivalent from 110.45 metres

     New High-Grade Gold Vein System Discovery

•	Drilling in the far southern portion of the Trap system inadvertently discovered a discreet high-grade gold vein system with at least 400 metres of strike length potential and open, with assay results as follows:
•	1.30 metres @ 49.30 g/t gold from 18.15 metres (TRC-25)
•	2.80 metres @ 234.15 g/t gold from 122.00 metres (TRC-26) including:
•	0.8 metres @ 816 g/t gold
•	Additional field work will take place in Q1, 2025 on this new discovery ahead of a potential future drilling program.
•	Drilling to the south of the San Francisco fault failed to intersect either the TMZ or Blackjack zones (but did discover the new high-grade gold vein system). Follow up mapping and surface geochemistry has uncovered that the fault likely offset both zones to the west with further work underway to better understand the geology in the area.

Table 1: Assay Results for the TMZ and Blackjack Zones

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	Pb %	Cu %	AuEq g/t*	Zone
TRC-16	63.25	70.00	6.75	2.12	8	0.01	0.00	0.00	2.17	Blackjack
and	346.70	348.90	2.20	5.43	1	0.01	0.00	0.02	5.28
TRC-18	110.45	158.60	48.15	1.02	17	0.06	0.06	0.01	1.25	Blackjack
Incl.	112.75	115.90	3.15	3.67	4	0.01	0.01	0.01	3.61
& incl	125.40	128.30	2.90	2.64	49	0.39	0.19	0.02	3.39
& incl	153.90	157.70	3.80	2.14	81	0.21	0.20	0.02	3.25
TRC-28D	39.10	60.45	21.35	0.90	12	0.20	0.13	0.02	1.14	Blackjack
Incl	56.90	58.10	1.20	3.23	14	0.21	0.10	0.01	3.42
and	283.50	295.05	11.55	3.56	22	0.23	0.20	0.01	3.89
Incl	287.60	292.50	4.90	7.12	33	0.26	0.19	0.01	7.49
TRC28-D1	159.85	161.70	1.85	3.58	13	0.28	0.22	0.02	3.81	TMZ
and	280.10	417.15	137.05	1.04	6	0.15	0.09	0.00	1.16
Incl	281.00	322.10	41.10	1.98	7	0.18	0.18	0.00	2.13
& incl.	347.00	360.30	13.30	2.15	24	0.39	0.18	0.01	2.59
TRC28-D2	131.60	140.70	9.10	1.02	6	0.09	0.08	0.00	1.13	TMZ
and	178.90	189.65	10.75	0.88	30	0.11	0.07	0.01	1.30
TRC-30	4.55	205.40	200.85	1.01	5	0.05	0.01	0.04	1.06	TMZ
Incl	164.90	205.40	40.50	3.74	15	0.21	0.06	0.07	4.01

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Zn (%) x 0.43 x 0.85) + (Pb (%) x 0.38 x 0.85) + (Cu (%) x 1.44 x 0.95) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Pb - US$1.10/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu, 85% for Zn and 85% for Pb. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc and lead is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Table 2: Assay Results for the New High-Grade Gold Rich Vein System Discovery

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	Pb %	Cu %	AuEq g/t*
TRC-21	39.70	54.20	14.50	1.04	8	0.12	0.15	0.01	1.21
and	164.05	165.60	1.55	3.44	9	0.41	0.27	0.02	3.69
and	204.95	209.95	5.00	2.96	32	0.16	0.22	0.02	3.41
and	276.50	278.80	2.30	3.74	40	0.43	0.80	0.04	4.55
and	432.15	458.55	26.40	1.26	4	0.11	0.04	0.02	1.33
Incl	445.10	448.15	3.05	4.01	9	0.27	0.09	0.02	4.14
& incl.	455.60	457.40	1.80	2.79	11	0.70	0.25	0.02	3.18
TRC-23	72.65	89.30	16.65	1.27	10	0.32	0.14	0.02	1.51
Incl	86.00	89.30	3.30	4.27	32	0.75	0.35	0.02	4.93
TRC-25	18.15	19.45	1.30	49.30	2.64	0.01	0.01	0.01
TRC-26	122.00	124.80	2.80	234.15	30.86	0.22	0.01	0.01
Incl	122.00	122.80	0.80	816.00	106.00	0.75	0.05	0.01
TRC-29	156.50	159.45	2.95	2.75	41	0.89	0.66	0.03	3.72
TRC-17, TRC-19, TRC-20, TRC-22, TRC-24 & TRC-27 failed to intersect mineralization of interest

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Zn (%) x 0.43 x 0.85) + (Pb (%) x 0.38 x 0.85) + (Cu (%) x 1.44 x 0.95) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Pb - US$1.10/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu, 85% for Zn and 85% for Pb. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc and lead is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the Trap Target (CNW Group/Collective Mining Ltd.)

Figure 2: Core Photo Highlights from TRC-30 Drilled into the TMZ (CNW Group/Collective Mining Ltd.)

Plutus Target (See Table 3 and Figure 3-4)

•	The final radial drill holes from the 2024 program continue to confirm porphyry-style mineralization characterized by molybdenum, pyrite, chalcopyrite, and quartz veinlet stockwork. Additionally, the mineralization is associated with potassic alteration and overprinted by late-stage CBM veins with assay results are as follows:
•	39.70 metres @ 0.31 g/t gold equivalent from 72.30 metres (PSC-5)
•	74.55 metres @ 0.60 g/t gold equivalent from 43.05 metres (PSC-6)
•	126.10 metres @ 0.44 g/t gold equivalent from 43.00 metres (PSC-7)
•	160.40 metres @ 0.38 g/t gold equivalent from 36.00 metres (PSC-8)
•	Results from the Plutus radial drilling program are now completed and indicate that the upper part of the porphyry system has been intersected, with mineralization potentially extending to depth in the northwest. Further geological assessments will be undertaken once all trace element data has been received with follow up drilling to take place in 2025 as warranted.

Table 3: Assay Results for the Final Reconnaissance Drill Holes at Plutus

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	AuEq g/t*
PSC-5	72.30	112.00	39.70	0.19	4	0.05	0.31
PSC-6	43.05	117.60	74.55	0.17	28	0.06	0.60
PSC-7	43.00	169.10	126.10	0.18	13	0.08	0.44
PSC-8	36.00	196.40	160.40	0.17	10	0.06	0.38
PNC-7	122.60	316.65	194.05	0.18	4	0.07	0.32

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) utilizing metal prices of Ag - US$30/oz, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are unknown, and grades are uncut.

Figure 3: Plan View of the Plutus Target (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Trap System and Plutus Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to expand the Apollo system by stepping out along strike and testing the newly discovered high-grade Apollo Ramp Zone, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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CO: Collective Mining Ltd.

CNW 06:30e 09-JAN-25